

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3561

May 4, 2010

Richard Astrom
Chief Executive Officer
Milwaukee Iron Arena Football, Inc.
11415 NW 123 Lane
Reddick, Florida 32686

>   **Re: Milwaukee Iron Arena Football, Inc.
>   Schedule 14C Information Statement
>   Filed March 12, 2010
>   File No. 000-27831**

Dear Mr. Astrom:

     We have completed our review of your filings and do not have any further comments at this time.

>   Sincerely,

>   John Dana Brown
>   Attorney-Advisor